UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ACP Funds Trust

(Name of Subject Company (Issuer))

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Gary E. Shugrue

President

Ascendant Capital Partners, LP

150 N. Radnor Chester Rd., Suite C-220

Radnor, PA 19087

(610) 688-4180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

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Calculation of Filing Fee

ACP Institutional Series Strategic Opportunities Fund, a Series of ACP Funds Trust (“The Trust”)

Transaction Valuation: $6,549,270 (a) Amount of Filing Fee: $843.55 (b)

Total Filing Fee: $843.55

(a)        Calculated solely for the purpose of determining the amount of the filing fee. The estimated aggregate maximum purchase price for twenty percent (20%) of the ACP Institutional Series Strategic Opportunities Fund’s outstanding Shares of beneficial interest is based on the total net asset value of the Fund’s outstanding Shares of beneficial interest as of May 31, 2014.

(b)        Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                        N/A

Form or Registration No.:               Schedule TO

Filing Party:          ACP Funds Trust

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Issuer Tender Offer Statement on Schedule TO relates to an offer by ACP Funds Trust, a Delaware Statutory Trust (the “Issuer” or “Trust”), to purchase up to and including twenty percent (20%) of the Shares of beneficial interest (“Shares”) of the ACP Institutional Series Strategic Opportunities Fund (a “Feeder Fund”) which is a series of the Issuer (the ACP Funds Trust), as are properly tendered and not properly withdrawn no later than 11:59 p.m., Eastern Time on August 1, 2014, unless extended. The Issuer is offering to purchase Shares, without interest, net to the participating shareholders (“Shareholders”) in cash, at their net asset value upon the terms and subject to the conditions contained in the Offer to Purchase dated July 1, 2014 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the “Offer.”

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This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)

ITEMS 1 through 9 and 11. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 10. FINANCIAL STATEMENTS. Audited financial statements for the fiscal years ended December 31, 2012 and December 31, 2013 are included in the Issuer’s annual reports dated December 31, 2012 and December 31, 2013, which were filed on EDGAR on Form N-CSR on March 4, 2013 and March 5, 2014, respectively, and are incorporated herein by reference. Unaudited financial statements for the period ended September 30, 2013 are included in the Issuer’s semi-annual report dated September 30, 2013, which was filed on EDGAR on Form N-CSR on August 20, 2013 and are incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT NO.	DESCRIPTION

A.	Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal.

B.	Form of Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Letter from the Fund to Shareholders in Connection with Acceptance of Tender of Shares Held by Shareholders

E.	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares Held by Shareholders

F.	Form of Withdrawal of Tender

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.    Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 1, 2014	ACP Funds Trust

	By:	/s/ Gary E. Shugrue

	Name:	Gary E. Shugrue
President and Chief Investment Officer

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ACP Funds Trust

ITEM 1: SUMMARY TERM SHEET

ACP Funds Trust Offer to Purchase as of September 30, 2014

Up to twenty percent (20%) of the Shares of the

ACP Institutional Series Strategic Opportunities Fund

A Series of the ACP Funds Trust

at Net Asset Value

ITEM 1.	SUMMARY TERM SHEET

As stated in the offering documents of the ACP Funds Trust (the "Trust"), the Trust is offering to purchase shares of beneficial interest (“Shares”) in the ACP Institutional Series Strategic Opportunities Fund (the “Feeder Fund”), a Series of the Issuer, the ACP Funds Trust in an amount up to and including 20% of the net assets of the Feeder Fund (or approximately $6,549,270 as of May 31, 2014) from shareholders of the Feeder Fund ("Shareholders") at their net asset value (that is, the value of the Feeder Fund's assets minus its liabilities, multiplied by the proportionate interest in the Feeder Fund a Shareholder desires to tender). The offer to purchase Shares (the "Offer") will remain open until 11:59 p.m., Eastern Time, on August 1, 2014 (the "Expiration Date") unless the Offer is extended. The net asset value of the Shares will be calculated for this purpose as of September 30, 2014 (the "Net Asset Value Determination Date"). The Feeder Fund reserves the right to adjust the Net Asset Value Determination Date as a result of any extension of the Offer.

As stated in the offering documents of the ACP Strategic Opportunities Fund II, LLC (the "Master Fund" or the “Fund”), the Master Fund is simultaneously offering to purchase Units of beneficial interest (“Units”) in the ACP Strategic Opportunities Fund II, LLC in an amount up to and including 20% of the net assets of the Master Fund (or approximately $7,908,780 as of May 31, 2014) from Investors of the Master Fund ("Investors") at their net asset value (that is, the value of the Master Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund an Investor desires to tender). The offer to purchase Units (the "Offer") will remain open until 11:59 p.m., Eastern Time, on August 1, 2014 (the "Expiration Date") unless the Offer is extended. The net asset value of the Units will be calculated for this purpose as of September 30, 2014 (the "Net Asset Value Determination Date"). The Fund reserves the right to adjust the Net Asset Value Determination Date as a result of any extension of the Offer.

Concurrent with the Master Fund’s Purchase Offer, the ACP Institutional Series Strategic Opportunities Fund (the “Feeder Fund”; a Series of the ACP Funds Trust which has one sole investment in the Master Fund) is also offering to purchase its securities from its members.  The Feeder Fund is also offering to purchase up to twenty percent (20%) of its units of beneficial interest ("Units") as described above.  If the Feeder Fund’s Purchase Offer is fully or over-subscribed it may affect the Feeder Fund’s ability to redeem its respective Shares in the Master Fund which in turn may affect its ability to fund the purchase of Shares by its respective Investors in connection with the Purchase Offer. The Feeder Fund has also filed a separate tender offer document from the Master Fund.

Shareholders may tender all or a portion of their Shares (defined as a specific dollar value or as a number of Shares) above the required minimum capital account balance. Each Shareholder that tenders Shares that are accepted for purchase by the Feeder Fund will be given a non-interest bearing, non-transferable promissory note (the "Note") entitling the Shareholder to receive an amount equal to the net asset value of the Shares tendered (valued in accordance with the Feeder Fund's Amended and Restated Declaration of Trust (the "Declaration of Trust")), determined as of the Net Asset Value Determination Date.

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Generally, a Shareholder will receive an initial payment (“Initial Payment”) in an amount equal to at least ninety-five percent (95%) of the estimated value of the repurchased Shares, determined as of the Net Asset Value Determination Date. The Fund’s Adviser, in its sole discretion, may determine to waive the five percent (5%) holdback and authorize an Initial Payment of one hundred percent (100%) of the estimated value of the repurchased Shares. A Shareholder that tenders ninety percent (90%) or more of the Shareholder’s Shares, and such tender is accepted by the Feeder Fund, will be deemed to have liquidated such Shareholder’s investment, and therefore, will receive an Initial Payment for the tendered Shares determined as of the Net Asset Value Determination Date. The Initial Payment will be made as of the later of (a) thirty (30) days after the Net Asset Value Determination Date, or (b) if the Feeder Fund has requested withdrawals of its capital from the ACP Strategic Opportunities Fund II, LLC (the “Master Fund”) in order to fund the repurchase of Shares, within ten (10) business days after the Feeder Fund has received at least ninety-five percent (95%) of the aggregate amount withdrawn by the Feeder Fund from the Master Fund.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Shares, determined as of the Net Asset Value Determination Date and, based upon the results of the annual audit of the Feeder Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment. It is anticipated that the annual audit of the Feeder Fund’s financial statements will be completed within sixty (60) days after the end of the fiscal year of the Feeder Fund and that the Contingent Payment will be made promptly after the completion of the audit. The Feeder Fund expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares, in compliance with any applicable law.

Promptly after the Expiration Date, Shareholders whose Shares are accepted by the Feeder Fund for purchase will be given non-interest bearing, non-transferable promissory notes by the Fund representing the Feeder Fund’s obligation to pay for repurchased Shares.

Although the Feeder Fund will attempt to make payment for Shares promptly, as described below, it may be delayed in making payment as a result of circumstances beyond its control. The Feeder Fund will not pay interest on the repurchase proceeds, regardless of any delay in the Feeder Fund’s making payment for Shares.

The Feeder Fund will have accepted for payment Shares validly submitted for purchase and not withdrawn, when the Feeder Fund gives oral or written notice to the Fund’s Administrator (as defined below) of the Feeder Fund’s acceptance for payment of such Shares pursuant to the Offer.

The Feeder Fund anticipates that it will pay a Shareholder the Purchase Price for every Share tendered and accepted, in cash. However, repurchases of Shares or portions thereof from Shareholders by the Feeder Fund may be paid, in the discretion of the Feeder Fund, in cash or by the distribution of securities in-kind or partly in cash and partly in-kind. The Feeder Fund does not expect to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Feeder Fund or on Shareholders not tendering Shares for repurchase. Any in-kind distribution of securities may consist of marketable or non-marketable securities (valued in accordance with the Declaration of Trust), which will be distributed to all tendering Shareholders on a pro-rata basis.

The Offer remains open to Shareholders until 11:59 p.m., Eastern Time, on August 1, 2014, the expected expiration date of the Offer ("Expiration Date"). Until this time, Shareholders have the right to change their minds and withdraw the tenders of their Shares. If the Feeder Fund has not yet accepted a Shareholder’s tender of Shares on or prior to August 1, 2014, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

If Shareholders wish to tender Shares pursuant to the Offer, they should mail a completed and executed Letter of Transmittal to: Pinnacle Fund Administration at 15720 Brixham Hill Avenue, Suite 206, Charlotte, NC Attention: Dan Uttaro, or fax a completed and executed Letter of Transmittal to Pinnacle Fund Administration, at (704) 752-8997. The completed and executed Letter of Transmittal must be received by Pinnacle Fund Administration, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on the Expiration Date.

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Of course, the value of the Shares will change between May 31, 2014 (the last time prior to the date of this filing as of which net asset value has been calculated) and the Net Asset Value Determination Date. Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should contact Pinnacle Fund Administration Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 4:00 p.m. (Eastern Time).

Please note that the Feeder Fund has the right to cancel, amend or postpone this Offer at any time before 11:59 p.m., Eastern Time, on August 1, 2014. Also realize that although the Offer expires on August 1, 2014, a Shareholder that tenders all of its Shares will remain a Shareholder in the Feeder Fund notwithstanding its acceptance of the Shares for purchase through the Net Asset Value Determination Date. Accordingly, the value of tendered Shares will remain at risk, until the Net Asset Value Determination Date, because of its investment pursuant to the Feeder Fund's investment program.

ITEM 2.	ISSUER INFORMATION

A.        The name of this issuer is ACP Funds Trust (the “Trust”) and is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087 and its telephone number is 610-688-4180. The Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The Trust is permitted to offer separate portfolios (“Feeder Funds”), and all payments received by the Trust for shares (“Shares”) of any Feeder Fund belong to that Feeder Fund. Each Feeder Fund has its own assets and liabilities. Shares of the Feeder Funds are not registered under the Securities Act of 1933, as amended (the “Securities Act”).

Currently, the Trust offers Shares of the ACP Institutional Series Strategic Opportunities Fund (a “Feeder Fund”). This Feeder Fund generally invests all of its assets in the ACP Strategic Opportunities Fund II, LLC (the “Master Fund”) under a master/feeder structure. The ACP Strategic Opportunities Fund II, LLC is referred to herein as the “Master Fund”. Shares of beneficial interest in the Portfolio (“Units”) are not registered under the Securities Act. Barlow Partners Inc. (the “Investment Adviser”) serves as the Investment Adviser for both the ACP Funds Trust as well as the Master Fund. Ascendant Capital Partners LP (the “Sub-Adviser”) serves as the sub-adviser for both of the Funds. The Investment Adviser invests the Master Fund’s Portfolio’s assets in a “fund of funds” investment style whereby it invests in other unregistered investment funds (i.e., hedge funds, referred to herein as “Underlying Funds”) that employ various investment styles.

B.        As of May 31, 2014 there were 2,047,776.83 total Shares of ACP Institutional Series Strategic Opportunities Fund outstanding (the “Shares”) and the net asset value of such issued and outstanding Shares in the Feeder Fund were $32,746,352.69. Shareholders may obtain the current net asset value of their Shares during the period of the Offer to Purchase by calling 610-688-4180 between the hours of 8:30 and 5:00 Eastern Standard Time, Monday-Friday (except holidays).

C.        Trading Market and Price. There is no established trading market for the Shares and any transfer is strictly limited by the Declaration of Trust, dated July 1, 2003 (the “Declaration of Trust”). The high and low net asset value per share for the ACP Institutional Series Strategic Opportunities Fund for each quarter during the past two years as provided by the Fund’s Administrator, Pinnacle Fund Administration, LLC (the “Administrator”) is as follows:

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ACP Institutional Series Strategic Opportunities Fund:

	High	Low
First Quarter 2014	14.58	14.39
Fourth Quarter 2013	14.46	14.29
Third Quarter 2013	14.15	13.80
Second Quarter 2013	13.67	13.46
First Quarter 2013	13.51	13.29
Fourth Quarter 2012	13.11	13.06
Third Quarter 2012	13.11	12.87
Second Quarter 2012	13.14	12.81

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The Trust is the filing person and the subject company. The Trust is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087 and its telephone number is (610) 688-4180. The investment adviser of the Fund is Barlow Partners Inc. (the “Adviser”). The Adviser is located at 880 Third Avenue, 3rd Floor, New York, NY 10022 and its telephone number is (646) 839-6451. The sub-adviser of the Fund is Ascendant Capital Partners, LP (the “Sub-Adviser”). The Sub-Adviser is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087 and its telephone number is (610) 688-4180. The members of the Fund’s board of trustees (the “Board of Trustees”) are Robert Andres, John Connors, Gary Shugrue and James Brinton. Their address is c/o ACP Funds Trust, 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087. The Trust has the following executive officers: Gary Shugrue, Chief Investment Officer and Stephanie Strid Davis, Fund Administration and Chief Compliance Officer. The address of each executive officer is: 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087.

ITEM 4.	TERMS OF THIS TENDER OFFER.

(1)     Subject to the conditions set forth in the Offer, the Fund will purchase Shares in an amount up to and including twenty percent (20%) of the net assets of the Feeder Fund that are tendered by Shareholders and not withdrawn (in accordance with Item 1) prior to 11:59 p.m. Eastern Time, on the Expiration date, set for August 1, 2014 for purposes of this specific Offer.

(2)     The purchase price of Shares tendered to the Feeder Fund for purchase will be their net asset value as of the Net Asset Value Determination Date.

(3)     The Trust is offering to purchase up to and including twenty percent (20%) of the Shares of the ACP Institutional Series Strategic Opportunities Fund (the “Feeder Fund” ) pursuant to tenders by shareholders (each, a “Shareholder,” together, the “Shareholders”) of the Feeder Fund’s Shares (“Shares”) issued and outstanding as of September 30, 2014. The purchase price (“Purchase Price”) is an amount equal to the net asset value of the Shares as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on September 30, 2014 (the “Net Asset Value Determination Date”). A Shareholder may expect to receive the Purchase Price for every share tendered and accepted in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase dated July 1, 2014 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the offer to purchase (the “Purchase Offer”).

The purpose of the Purchase Offer is to provide Shareholders a source of liquidity for their Shares, as Shares are not purchased daily for cash nor are they traded on a stock exchange. The Purchase Offer is not conditioned upon the tender for repurchase of any minimum number of Shares, but is subject to other conditions as outlined herein and in the Letter of Transmittal.

The Feeder Fund will mail materials for the Purchase Offer on or about July 1, 2014 to all Shareholders. Shares tendered for purchase in compliance with the terms hereof from any officer, director or affiliate of the Feeder Fund will be accepted by the Feeder Fund. Any purchase from any officer, trustee or affiliate of the Feeder Fund will be on the same terms and conditions as any other purchases of Shares.

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(4)     Expiration Date. All tenders of Shares for repurchase must be received in proper form (as set forth herein and in the Letter of Transmittal) by the Administrator on or before 12:00 midnight Eastern Time on the Expiration Date. The Purchase Offer may be extended in the discretion of the Board of Trustees. Requests to tender Shares submitted to the Administrator must be sent to the address specified in the Letter of Transmittal.

(5)     Net Asset Value Determination Date. The value of the Shares tendered in this Purchase Offer will likely change between August 1, 2014, the Expiration Date, and September 30, 2014, the Net Asset Value Determination Date, when the value of the Shares tendered to the Feeder Fund will be determined to calculate the Purchase Price. The Purchase Price will be the net asset value of the Shares as of the close of regular trading session of the NYSE on the Net Asset Value Determination Date.

The initial publication of the Feeder Fund’s month-end net asset value calculation may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Feeder Fund’s Confidential Private Placement Memorandum and the Trust’s Statement of Additional Information and Declaration of Trust. The Feeder Fund will adjust the number of Shares purchased from any particular Shareholder in the event that a more accurate valuation becomes available prior to the end of the month in which the Shares are purchased by the Feeder Fund.

Following the Expiration Date but before the Net Asset Value Determination Date, the Adviser may, in its sole discretion, permit a Shareholder to rescind such Shareholder’s tender of Shares.

Shareholders are encouraged to obtain current quotations of the Feeder Fund’s net asset value prior to making a decision regarding this offer.

(6)     Net Asset Value. Although Shareholders must determine whether to tender Shares prior to the Expiration Date, the Purchase Price will not be calculated until the Net Asset Value Determination Date. The net asset value of a Shareholder’s Shares can fluctuate between the date the Letter of Transmittal is submitted, the Expiration Date and the Net Asset Value Determination Date. The Feeder Fund’s net asset value on the Expiration Date and the Net Asset Value Determination Date could be higher or lower than on the date a Letter of Transmittal is submitted.

(7)     Payment for Purchased Shares. Generally, a Shareholder will receive an initial payment (“Initial Payment”) in an amount equal to at least ninety-five percent (95%) of the estimated value of the purchased Shares, determined as of the Net Asset Value Determination Date. The Adviser, in its sole discretion, may determine to waive the five percent (5%) holdback and authorize an Initial Payment of one hundred percent (100%) of the estimated value of the purchased Shares. A Shareholder that tenders ninety percent (90%) or more of the Shareholder’s Shares, and such tender is accepted by the Feeder Fund, will be deemed to have liquidated such Shareholder’s investment, and therefore, will receive an Initial Payment for the tendered Shares determined as of the Net Asset Value Determination Date. The Initial Payment will be made as of the later of (a) thirty (30) days after the Net Asset Value Determination Date, or (b) if the Feeder Fund has requested withdrawals of its capital the Master Fund in order to fund the purchase of Shares, within ten (10) business days after the Feeder Fund has received at least ninety-five percent (95%) of the aggregate amount withdrawn by the Feeder Fund from the Master Fund.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the purchased Shares, determined as of the Net Asset Value Determination Date and, based upon the results of the annual audit of the Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within sixty (60) days after the end of the fiscal year of the Feeder Fund and that the Contingent Payment will be made promptly after the completion of the audit. The Feeder Fund expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares, in compliance with any applicable law.

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Promptly after the Expiration Date, Shareholders whose Shares are accepted by the Feeder Fund for purchase will be given non-interest bearing, non-transferable promissory notes by the Feeder Fund representing the Feeder Fund’s obligation to pay for purchased Shares.

Although the Feeder Fund will attempt to make payment for Shares promptly, as described below, it may be delayed in making payment as a result of circumstances beyond the its control. The Feeder Fund will not pay interest on the purchase proceeds, regardless of any delay in the Feeder Fund’s making payment for Shares.

The Feeder Fund will have accepted for payment Shares validly submitted for purchase and not withdrawn, when the Feeder Fund gives oral or written notice to the Administrator of the Feeder Fund’s acceptance for payment of such Shares pursuant to the Purchase Offer.

The Feeder Fund anticipates that it will pay a Shareholder the Purchase Price for every Share tendered and accepted, in cash. However, purchases of Shares or portions thereof from Shareholders by the Feeder Fund may be paid, in the discretion of the Feeder Fund, in cash or by the distribution of securities in-kind or partly in cash and partly in-kind. The Feeder Fund does not expect to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Feeder Fund or on Shareholders not tendering Shares for purchase. Any in-kind distribution of securities may consist of marketable or non-marketable securities (valued in accordance with the Declaration of Trust), which will be distributed to all tendering Shareholders on a pro-rata basis.

(8)     Increase in Amount of Shares Purchased; Pro Rata Purchases. If Shareholders tender for purchase more than twenty percent (20%) of the outstanding Shares of the ACP Institutional Series Strategic Opportunities Fund during the offering period, the Feeder Fund may (but is not obligated to) increase the outstanding Shares that the Feeder Fund is offering to purchase by up to two percent (2.00%) on the Expiration Date. The Feeder Fund may increase the outstanding Shares to be purchased or the Feeder Fund may decide not to do so. In either case, if the outstanding Shares tendered for purchase exceeds more than twenty percent (20%) of the outstanding Shares of the ACP Institutional Series Strategic Opportunities Fund, the will purchase only a pro rata portion of the Shares tendered by each Shareholder. Additionally, the Feeder Fund will purchase tendered Shares on a pro rata basis in the event that the Feeder Fund cannot efficiently liquidate underlying positions in the Master Fund in order to purchase tendered Shares for cash.

Concurrent with the Purchase Offer, the Master Fund is also offering to purchase its securities from its members.  The Master Fund is offering to purchase twenty percent (20%) of its units of beneficial interest ("Units").  If the Master Fund's Purchase Offer is fully or over-subscribed it may affect the Feeder Fund’s ability to redeem its respective Units in the Master Fund which in turn may affect its ability to fund the purchase of Shares by its respective Shareholders in connection with the Purchase Offer.

There can be no assurance that the Feeder Fund will be able to purchase all the Shares tendered, even if a Shareholder’s entire position in Shares was tendered. In the event of an oversubscribed Purchase Offer, Shareholders may be unable to liquidate all of their Shares at the Purchase Price. Shareholders may have to wait until a subsequent purchase offer to tender the Shares that the Feeder Fund was unable to purchase, and Shareholders would be subject to the risk of net asset value fluctuations during that time.

In addition, a Shareholder who tenders for purchase less than ninety percent (90%) of the Shareholder’s investment in Shares will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date. The Feeder Fund maintains the right to reduce the amount of Shares tendered for purchase so that the required minimum balance is maintained. The Feeder Fund will promptly notify the Shareholder if his or her tender of Shares would reduce the Shareholder’s balance to less than $25,000. Shareholders who tender ninety percent (90%) or more of their Shares will be deemed to have liquidated their investment.

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The Feeder Fund may reject all or part of a tender if, among other reasons, the Adviser determines that it would be in the best interest of the Feeder Fund to do so.

(9)     Withdrawal Rights. Shares tendered pursuant to the Purchase Offer may be withdrawn or the amount of Shares tendered for purchase may be modified at any time prior to the Expiration Date (including any date to which the Purchase Offer is extended).

To be effective, a written notice of withdrawal must be timely received by the Administrator at its address specified in the Letter of Transmittal, before the Expiration Date. Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal, the number of Shares to be withdrawn and the names in which the Shares to be withdrawn are registered. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution, as defined in attached Instruction 1 of the Letter of Transmittal.

Shares may be submitted for purchase again after a withdrawal has been made, prior to the Expiration Date, if the necessary documents are submitted and procedures for the submission of Shares for participation in the Purchase Offer are followed as described herein and in the Letter of Transmittal.

Following the Expiration Date but before the Net Asset Value Determination Date, the Adviser may, in its sole discretion, permit a Shareholder to rescind such Shareholder’s tender of Shares.

(10)    Extension, Suspension or Postponement of Purchase Offer. The Board of Trustees expressly reserves the right, in its sole discretion, to extend the period of time during which the Purchase Offer is open by giving oral or written notice to the Administrator. Shareholders will be notified of any such extension in writing at the Shareholder’s address of record, no later than five (5) business days after the previously scheduled Expiration Date. If the Board of Trustees makes a material change in the terms of the Purchase Offer or the information concerning the Purchase Offer, or if it waives a material condition in the terms of the Purchase Offer, the Feeder Fund will extend the Purchase Offer to the extent required by Rules 13e-4(d)(2) and Section 13(e)(4) under the Exchange Act. During any extension, all Shares previously submitted for purchase and not withdrawn will remain subject to the Purchase Offer; subject to the participating Shareholder’s right to withdraw such Shareholder’s Shares. The Board of Trustees may cancel the Purchase Offer or postpone the acceptance of Shares if:

(a) The Feeder Fund would not be able to liquidate portfolio securities in a manner that: is orderly and consistent with the Feeder Fund’s investment objective and policies in order to purchase Shares tendered pursuant to the Purchase Offer; or that prevents the Feeder Fund or any of its service providers from conducting normal business operations, including processing the Purchase Offer; provided, however, that the current conflicts in the Middle East do not satisfy this condition (v) below. Accordingly, Feeder Fund Investors may not be able to have their shares tendered as described in this offer, or may not receive timely payment for their shares tendered. Investors should consider these risks when deciding whether to tender their shares.

(b) There is, in the judgment of the Board of Trustees, any

(i)	legal action or proceeding instituted or threatened challenging the Purchase Offer or otherwise materially adversely affecting the Feeder Fund;
(ii)	declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Feeder Fund;
(iii)	limitation imposed by federal or state authorities on the extension of credit by lending institutions;
(iv)	suspension of trading on any organized exchange or over-the-counter market where the Feeder Fund has a material investment;
(v)	commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Feeder Fund (the current conflicts in the Middle East do not satisfy this condition);

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(vi)	material decrease in the net asset value of the Feeder Fund from the net asset value of the Feeder Fund as of commencement of the Purchase Offer; or
(vii)	other event or condition that would have a material adverse effect on the Feeder Fund or its Shareholders if Shares tendered pursuant to the Purchase Offer were purchased.

(c) the Board of Trustees determines that it is not in the best interest of the Feeder Fund to purchase Shares pursuant to the Purchase Offer.

However, there can be no assurance that the Feeder Fund will exercise its right to extend, amend or cancel the Purchase Offer or to postpone acceptance of tenders pursuant to the Purchase Offer.

(11)    Agreements involving the Fund’s Securities. Every Shareholder, prior to investing in the Feeder Fund, must complete subscription documents which contain certain terms and conditions with respect to the investment in the Feeder Fund. The subscription documents contain provisions related to items such as fees and liquidity restrictions. Every Shareholder is required to comply with the terms and conditions of the subscription documents. There are no other agreements, arrangements, or understandings between the Feeder Fund and any other person with respect to the securities of the Feeder Fund.

(12)    Certain Information about the Trust and the Fund. The ACP Funds Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware Statutory Trust. The Trust is permitted to offer separate portfolios (“Feeder Funds”), and all payments received by the Trust for shares (“Shares”) of any Feeder Fund belong to that Feeder Fund. Each Feeder Fund has its own assets and liabilities. Shares of the Feeder Funds are not registered under the Securities Act of 1933, as amended (the “Securities Act”). The ACP Institutional Series Strategic Opportunities Fund is a series of the ACP Funds Trust. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust.

Currently, the ACP Funds Trust offers Shares of the ACP Institutional Series Strategic Opportunities Fund (a “Feeder Fund”). This Feeder Fund generally invests all of its assets in the ACP Strategic Opportunities Fund II, LLC (the “Master Fund”) under a master/feeder structure. The Master Fund is conducting a contemporaneous offer to purchase up to twenty percent (20%) of its issued and outstanding beneficial interests at net asset value (the “Master Fund Purchase Offer”). The Adviser also serves as investment adviser for the Master Fund. The ACP Strategic Opportunities Fund II, LLC is referred to herein as the “Master Fund”.

Shares of beneficial interest in the Portfolio (“Units”) are not registered under the Securities Act. Barlow Partners Inc. (the “Investment Adviser”) serves as the Investment Adviser for both the ACP Funds Trust as well as the Master Fund. Ascendant Capital Partners, LP (the “Sub-Adviser”) serves as the sub-adviser for both the ACP Funds Trust as well as the Master Fund. The Investment Adviser invests the Master Fund’s Portfolio’s assets in a “fund of funds” investment style whereby it invests in other unregistered investment funds (i.e., hedge funds, referred to herein as “Underlying Funds”) that employ various investment styles.

Except as described herein, neither the Feeder Fund, the Adviser nor the Board of Trustees has any plans or proposals that relate to or would result in: (a) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Feeder Fund; (b) a purchase, sale or transfer of a material amount of assets of the Feeder Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Purchase Offer or in connection with ordinary portfolio transactions of the Feeder Fund) (c) any material change in the present distribution policy or indebtedness or capitalization of the Feeder Fund; (d) any change in the present Board of Trustees, or the management of the Feeder Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Trustees or to fill any existing vacancy on the Board of Trustees or to change the material terms of the employment contract of any executive officer; (e) any other material change in the Feeder Fund’s structures or business, including any plans or proposals to make any changes in their fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; (f) any changes in the Declaration of Trust or other actions that may impede the acquisition of control of the Feeder Fund by any person, (g) the Feeder Fund becoming eligible for termination of registration under Section 12(g)(4) of the 1940 Act; (h) the acquisition by any person of additional Shares (other than the Feeder Fund’s intention to accept subscriptions for Shares from time to time) or the disposition of Shares (other than through periodic repurchase offers including the Purchase Offer) or (i) the suspension of the Feeder Fund’s obligations to file reports under Section 15(d) of the 1940 Act. The Feeder Fund is not currently listed on a national securities exchange or quoted in an automated quotations system operated by a national securities association.

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Shares that are tendered to the Feeder Fund in connection with the Purchase Offer will be retired, although the Feeder Fund may issue Shares from time to time in transactions not involving any public offering and exempt from registration under the Securities Act of 1933, as amended.

(13)    Tax Consequences. The following discussion is a general summary of the Federal income tax consequences of the purchase of Shares by the Feeder Fund from Shareholders pursuant to the Purchase Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Shares by the Feeder Fund pursuant to the Purchase Offer

In general, a Shareholder from whom Shares are purchased by the Feeder Fund will be treated as receiving a distribution from such Feeder Fund. Such Shareholders generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Shareholder exceeds such Shareholder’s then adjusted tax basis in such Shareholder’s Shares. A Shareholder’s basis in such Shareholder’s remaining Shares, if any, will be reduced (but not below zero) by the amount of money received by the Shareholder from the Feeder Fund in connection with the purchase. A Shareholder’s basis in such Shareholder’s Shares will be adjusted for income, gain or loss allocated (for tax purposes) to such Shareholder for periods through the Net Asset Value Determination Date. Money distributed to a Shareholder in excess of the adjusted tax basis of such Shareholder’s Shares is taxable as capital gain or ordinary income, depending on the circumstances. A Shareholder whose entire investment is purchased by the Feeder Fund may recognize a loss, but only to the extent that the amount of money received from such Feeder Fund is less than the Shareholder’s then adjusted tax basis in the Shareholder’s repurchased Shares. Pursuant to rules enacted by the American Jobs Creation Act of 2004, the tax basis of Feeder Fund assets might be decreased by the amount of taxable loss recognized by the Shareholders whose entire Shares are purchased by the Feeder Fund. Any such basis decrease, upon the disposition of such assets, could reduce the amount of taxable loss or increase the amount of taxable gain otherwise recognized by Shareholders who retain Shares in the Feeder Fund.

(14)    Offer to Purchase Fees. No fee or commission is payable by you to the Feeder Fund in order to participate in the Purchase Offer. However, if your Shares are held through a Financial Intermediary, the Financial Intermediary may charge you a fee to participate in the Purchase Offer and sending it to the Administrator.

(15)    Proper Form of Purchase Request Documents.

A.       Proper Presentation of Shares for Purchase

For a Shareholder to properly submit Shares pursuant to the Purchase Offer, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other documents required by the Letter of Transmittal, including any required United States tax information, must be transmitted to and received by the Administrator by the Expiration Date. Letters of Transmittal should NOT be sent or delivered to the Fund.

The acceptance by the Feeder Fund of Shares for repurchase will constitute a binding agreement between the participating Shareholder and that Fund subject to the conditions and terms of the Purchase Offer.

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B.       Signature Guarantees and Method of Delivery

All signatures must be guaranteed unless ALL of the following conditions apply:

●	The Letter of Transmittal is signed by all registered holder(s) of the Shares, AND
●	There is no change of registration for the Shares that the Shareholder will continue to hold, AND
●	The payment of the purchase proceeds is to be sent to the registered owners of the Shares at the address shown on the account statement.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution, as defined below. (See Instruction 1 of the Letter of Transmittal.)

Signature(s) on the Letter of Transmittal by the registered holder(s) of Shares submitted for repurchase must correspond with the name(s) in which the Shares are registered, without alteration, enlargement or any change whatsoever.

If any of the Shares presented for purchase are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

If any of the Shares presented for purchase are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and submit proper evidence of their authority to act satisfactory to the Feeder Fund. “Satisfactory” evidence is in the sole discretion of the Feeder Fund.

C.       Determination of Validity

All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of purchase requests will be determined by the Feeder Fund, in its sole discretion, and that determination will be final and binding. The Feeder Fund reserves the right to reject any and all tenders of purchase requests for Shares determined not to be in the proper form, or to refuse to accept for purchase any Shares if, in the opinion of counsel to the Feeder Fund, paying for such Shares would be unlawful. The Feeder Fund also reserves the absolute right to waive any of the conditions of this Purchase Offer or any defect in any tender of Shares, whether in general or with respect to any particular Shares or Shareholder(s). The Feeder Fund’s interpretations of the terms and conditions of this Purchase Offer shall be final and binding. Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the time period determined by the Feeder Fund. Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

None of the Feeder Fund, the Administrator, the Adviser nor any other person is obligated to give notice of any defects or irregularities in purchase requests tendered, and no person will incur any liability for failure to give any such notice.

The method of delivery of the Letter of Transmittal, and any other required documents, is at the election and risk of the participating Shareholder. In all cases, sufficient time should be allowed to ensure timely delivery.

(16)    Recommendations. The Purchase Offer has been recommended by the Adviser and unanimously approved by the Board of Trustees. However, none of the Feeder Fund, the Adviser, or the Board of Trustees makes any recommendation to any Shareholder as to whether to participate in the Purchase Offer. Shareholders are urged to carefully evaluate all information in the Offer to Purchase and Letter of Transmittal, and to consult their own financial and tax advisors before deciding whether to present Shares for purchase. The Purchase Offer is intended to provide Shareholders with a source of liquidity for their Shares, as Shares of the Feeder Fund are not redeemable daily for cash nor are they traded on a stock exchange.

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Because each Shareholder’s investment decision is a personal one, based on individual financial circumstances, no person has been authorized to make any recommendation on behalf of the Feeder Fund as to whether Shareholders should tender Shares pursuant to the Purchase Offer. No person has been authorized to give any information or to make any representations in connection with the Purchase Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Feeder Fund.

There are no other persons, directly or indirectly, employed, retained or to be compensated to make solicitations or recommendations in connection with this Purchase Offer.

This transaction has not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

(17)    Certain Legal Matters. The Feeder Fund is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be material to a Shareholder’s decision whether to participate in the Purchase Offer.

The Feeder Fund’s obligations under the Purchase Offer to accept payment and pay for Shares are subject to certain conditions as described herein.

The Purchase Offer is not being extended to (nor will purchase requests be accepted from or on behalf of) holders of Shares in any jurisdiction in which the offering of the Purchase Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Feeder Fund reserves the right to exclude Shareholders in any jurisdiction in which the Purchase Offer cannot lawfully be made. So long as the Feeder Fund makes a good faith effort to comply with any state law deemed applicable to the Offer, the Feeder Fund believe that the exclusion of Shareholders residing in such jurisdictions is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act. The Feeder Fund is not aware of any license or regulatory permit that appears to be material to its respective businesses that might be adversely affected by the Purchase Offer or the payment of cash in exchange for the tender of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS & AGREEMENTS WITH RESPECT TO THE ISSUER’S SECURITIES

The Feeder Fund's Prospectus, which was provided to each Shareholder in advance of purchasing Shares, provides that the Board of Trustees has the discretion to determine whether the Feeder Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Trustees that the Feeder Fund purchase Shares from Shareholders four times each year, effective as of the last day of each calendar quarter. Because there is no secondary trading market for Shares and transfers of Shares are prohibited, the Board of Trustees has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interest of Shareholders in order to provide liquidity for Shares as contemplated in the Prospectus.

The Feeder Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Feeder Fund and the Adviser or any Trustee of the Feeder Fund or any person controlling the Feeder Fund or controlling the Adviser or any Trustee of the Feeder Fund; and (ii) any person, with respect to Shares.

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ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set forth in the Prospectus and the Declaration of Trust.

(b) Shares that are tendered to the Feeder Fund in connection with the Offer will be retired. The Feeder Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so.

(c) The Feeder Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Feeder Fund's intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Feeder Fund) or the disposition of Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Feeder Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Feeder Fund; (d) any change in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Trustees, to fill any existing vacancy on the Board of Trustees, except that the Fund’s shareholders have adopted a new Investment Management Agreement; (e) a sale or transfer of a material amount of assets of the Feeder Fund (other than as the Board of Trustees determines may be necessary or appropriate to finance any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Feeder Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Declaration of Trust or other actions that may impede the acquisition of control of the Feeder Fund by any person.

To the Feeder Fund's knowledge, no other executive officer, trustee, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Shares of any other executive officer, trustee or other affiliate of the Fund pursuant to the Offer.

(d). Effective March 21, 2014, Barlow Partners, Inc. became the ACP Funds Trust’s investment adviser and ACP Capital Partners, became the sub-adviser, pursuant to approval of a new Investment Management Agreement by the Fund’s shareholders. The management fee payable by the Master Fund’s shareholders has not changed as a result of the new Investment Management Agreement.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The actual cost of the Purchase Offer cannot be determined at this time because the number of Shares to be purchased will depend on the number of Shares submitted for purchase and the Purchase Price will be determined on the Net Asset Value Determination Date. The total cost to the ACP Institutional Series Strategic Opportunities Fund of purchasing twenty percent (20%) of its issued and outstanding Shares pursuant to the Purchase Offer would be approximately $6,549,270 based on the net asset value of all Shares in that Fund as of May 31, 2014. However, the total number of Shares issued and outstanding as of the Expiration Date may be higher than the number of Shares issued and outstanding on September 30, 2014. Repurchased Shares will be retired, resulting in a reduction in the Feeder Fund’s aggregate net asset value. However, the Feeder Fund may issue new Shares upon additional subscriptions from current Shareholders or new subscriptions by new Shareholders. This is a private offering. The ACP Funds Trust is available only to investors who are “accredited investors” under regulation D promulgated by the SEC under the Securities Act. Each investor must have a net worth of $1.5 million or more, subject to certain exceptions. Each investor must have such knowledge and experience in financial and business matters that such investor is capable of evaluation the merits and risks of this investment and must be able to bear the economic risks of this investment. No offering will be made hereby to any person who has not furnished to the ACP Funds Trust a completed and signed subscription document and suitability questionnaire.

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The Feeder Fund has the resources necessary to make payment for Shares submitted for purchase since the Feeder Fund will liquidate interests held in the Master Fund pursuant to the Master Fund’s Purchase Offer to meet purchase requests. There are no material conditions to the financing of the transaction. The Feeder Fund does not currently intend to borrow, directly or indirectly, any part of the funds or other consideration to be used in the transaction; however, the Feeder Fund reserves the right to do so, in its sole discretion, as disclosed in the Feeder Fund’s Confidential Private Placement Memorandum and the Trust’s Statement of Additional Information and Declaration of Trust. The Feeder Fund will bear its share of the costs and expenses of the Purchase Offer.

The purchase of Shares pursuant to the Purchase Offer will have the effect of increasing the proportionate interest in the Feeder Fund of non-participating Shareholders and reducing the net assets of the Feeder Fund. The reduced net assets of the Feeder Fund as a result of the Purchase Offer will result in a higher expense ratio for the Feeder Fund, as described in such Feeder Fund’s Confidential Private Placement Memorandum and the Trust’s Statement of Additional Information and Declaration of Trust. In addition, the net asset value of the Shares may decline because of significant market pressure to dispose of securities, increased Fund transaction expenses and the realization of capital gains by the Feeder Fund accompanying the liquidation of portfolio securities for cash.

ITEM 8.	SHARES OF TRUSTEES AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.

(a)      Neither the Feeder Fund nor, to the best of the Feeder Fund’s knowledge, any of the Trustees or officers, affiliates or associates is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Purchase Offer with respect to any securities of the Feeder Fund. This includes, but is not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

The Master Fund may participate in the Purchase Offer. The Adviser also manages the Master Fund.

As of May 31, 2014, the aggregate number and percentage of Shares beneficially owned by members of the Board of Trustees and the officers and control persons are set forth in the table below for the Feeder Fund.

(b)      There have been no transactions involving Shares that were effected during the past 60 days by the Feeder Fund, the Adviser, any manager or any person controlling the Feeder Fund or the Adviser or any manager.

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Name and Position	Number of Shares beneficially owned: ACP Institutional Series Strategic Opportunities Fund	Percentage of Shares beneficially owned As of 5/31/2014	Address
Interested Trustee
Gary E. Shugrue, Trustee and Chief Investment Officer	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Independent Trustees
Robert Andres, Trustee	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
John Connors, Trustee	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
James Brinton, Trustee	7,564,092	0.32%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Officer(s)
Stephanie Strid Davis, Director, Client Services, Fund Administration / Chief Compliance Officer	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
All trustees and executive officers of the Fund as a group	7,564,092	0.32%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087

As of May 31, 2014 the aggregate number and percentage of Units of the Master Fund beneficially owned by members of the Board of Directors and the Master Fund’s officers and control persons are set forth in the table below.

ACP Strategic Opportunities Fund II, LLC: (The Master Fund)

Name and Position	Number of Units beneficially owned as of 5/31/2014	Percentage of Units beneficially owned as of 5/31/2014	Address
Interested Director
Gary E. Shugrue, Director and Chief Investment Officer	2,252.956	0.09%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Independent Directors
Robert Andres, Director	0.00	0.00%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
John Connors, Director	34,015.225	1.38%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
James Brinton, Director	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Officer(s)
Stephanie Strid Davis, Fund Administration / Chief Compliance Officer	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Beneficial Owners of more than 5% and control persons
ACP Institutional Series Strategic Opportunities Fund	2,047,777	83.02%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
All directors and executive officers of the Fund as a group	36,268.18	1.47%

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ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Feeder Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a) (1)         Reference is made to the following financial statements: Audited financial statements for the fiscal years ended December 31, 2012 and December 31, 2013 are included in the Funds’ annual reports dated December 31, 2012 and December 31, 2013, which were filed on EDGAR on Form N-CSR, on March 4, 2013 and March 5, 2014, respectively, and are incorporated herein by reference. Unaudited financial statements for the period ended September 30, 2013 are included in the Issuer’s semi-annual report dated September 30, 2013, which was filed on EDGAR on Form N-CSR on August 20, 2013, and are incorporated herein by reference. Copies of the Funds’ financial statements can be obtained by calling Ascendant Capital Partners, LP at (610) 688-4180 or by a request by mail to 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087. These can also be found online at www.sec.gov.

(2)         The Feeder Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.

(b)         The Feeder Fund's assets will be reduced by the amount of the tendered Shares that are repurchased by the Feeder Fund. Thus, income relative to assets may be affected by the Offer. The Feeder Fund does not have earnings or book value per share information.

ITEM 11.	ADDITIONAL INFORMATION.

The Adviser had agreed to reimburse certain expenses (other than the Management Fee) to the extent the expenses exceed 0.20% per annum of average net assets through April 30, 2007.  The expense reimbursement agreement gave rise to a receivable due from the Adviser as a result of a onetime accrual required to settle the final payments due to the Fund's former administrator. The Adviser had entered into an agreement with Funds, approved by the Board of Trustees, whereby it intended to repay all outstanding expense reimbursement accruals in order that the balances be reduced to zero ($0) by December 31, 2011.  The Adviser had reimbursed the receivable amounts by $97,866 in 2011 and reduced the outstanding balance to $0 in both the ACP Strategic Opportunities Fund II, LLC and the Fund as of December 31, 2011.

There are no agreements required to be disclosed pursuant to Item 11 of Schedule TO.

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ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal.

B.	Notice of Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Letter from the Fund to Shareholders in Connection with Acceptance of Tender of Shares Held by Shareholders

E.	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares Held by Shareholders

F	Form of Withdrawal to Tender

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

acp funds trust

	By:	/s/ Gary E. Shugrue
Name: Gary E. Shugrue
Title: Chief Investment Officer
Dated: July 1, 2014

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EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal.

B.	Notice of Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Letter from the Fund to Shareholders in Connection with Acceptance of Tender of Shares Held by Shareholders.

E.	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares Held by Shareholders

F.	Form of Withdrawal to Tender

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